Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August, 2018

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                         No         X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                         No         X

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Meeting of the Board of Directors

2.	Material Notice

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly-Traded Company

CNPJ nº 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (08/2018)

Date, Time and Location:

August 29, 2018, at 5 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nº 1343, 9th floor, in the City and State of São Paulo.

Attendance:

Members of the Board of Directors, herein signed, including participations by conference call.

Decisions:

The Company was informed, on this date, of the decision of Mr. Leocadio de Almeida Antunes Filho to leave, on September 30, 2018, the positions of Executive Officer of the Company and Chief Executive Officer of Ipiranga Produtos de Petróleo S.A. (“Ipiranga”).

Mr. Leocadio actively participated in the growth and strengthening of Ipiranga, and had a determinant role in the ascending trajectory of Ipiranga after its acquisition by Ultrapar, in 2007. Throughout the last three decades, he was a protagonist and created huge credibility in the sector, both in Brazil and internationally. The members of the Board of Directors expressed their votes of gratefulness to Mr. Leocadio for his dedication and trajectory as an executive of the Company and of Ipiranga throughout all these years.

To succeed Mr. Leocadio, the members of the Board of Directors elected Mr. Marcelo Pereira Malta Araújo, Brazilian, married, engineer, with identity bearer nr. 04.176.539-7 – DETRAN/RJ and enrolled in CPF/MF under the nr. 789.050.797-68, with commercial address at Rua Francisco Eugênio, 329, in the city and State of Rio de Janeiro, to take the office as executive officer of the Company. The term of office of Mr. Marcelo Araújo will begin on October 1st, 2018, when he will sign the deed of investiture, until the remaining period of the other executive officers of the Company in exercise.

Mr. Marcelo Araújo, previously consulted, informed that (a) is not incurred in any offense that prevents him to carrying out the duties to the position of which he was appointed; (b) does not have positions in companies that may be considered competitors with the Company; and (c) has no conflict of interest with the Company, in accordance to the article 147 of the Law nr. 6,404/76.

From October 1st to December 31st, 2018, Mr. Marcelo Araújo will have the support of Mr. Leocadio during its integration period at Ipiranga, assuring a planned and effective transition.

Observation: The deliberations were approved, with no amendments or qualifications, by all the members of the Board of Directors.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present.

Pedro Wongtschowski – Chairman

Lucio de Castro Andrade Filho – Vice-Chairman

Alexandre Gonçalves Silva

Carlos Tadeu Fraga

Jorge Marques de Toledo Camargo

José Maurício Pereira Coelho

Olavo Egydio Monteiro de Carvalho

Nildemar Secches

ULTRAPAR PARTICIPAÇÕES S.A. Publicly-Traded Company CNPJ nº 33.256.439/0001-39 NIRE 35.300.109.724 MATERIAL NOTICE

Ultrapar announces succession at Ipiranga

São Paulo, August 29th, 2018 – Ultrapar Participações S.A. (“Ultrapar” or “Company”) announces that the Board of Directors approved, on this date, the succession of Mr. Leocadio de Almeida Antunes Filho to the positions of Executive Officer at the Company and Chief Executive Officer at Ipiranga, effectively from October 1st, 2018. To succeed him, Mr. Marcelo Pereira Malta Araújo was elected for the remaining periods of the other Executive Officers in exercise at Ultrapar and Ipiranga. From October 1st to December 31st, 2018, Mr. Marcelo Araújo will have the support of Mr. Leocadio Antunes during its integration period at Ipiranga, thus assuring a planned and effective transition.

Mr. Leocadio Antunes actively participated in the growth and strengthening of Ipiranga, and had a determinant role in the ascending trajectory of Ipiranga after its acquisition by Ultra, in 2007. Throughout the last three decades, he was a protagonist and created huge credibility in the sector, both in Brazil and internationally.

Mr. Marcelo Araújo graduated in Engineering at IME – Engineering Military Institution and holds an MBA from Sociedade de Desenvolvimento Empresarial (current IBMEC), in addition to extension courses from Harvard and Insead. With more than 30 years of experience, he initiated his career at Shell do Brasil, where he worked for 10 years in the operations, retail, lubricants, marketing, planning and engineering departments. After that, Marcelo held leadership positions in large Brazilian corporations, such as Natura, CSN, Camargo Correa and Grupo Libra. In the last years, he acted as Chief Executive Officer of Marisa Lojas S.A., and accumulated experience as board member of Usiminas, Laboratório Fleury and Alpargatas.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2018

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name: Andre Pires de Oliveira Dias Title: Chief Financial and Investor Relations Officer

(Minutes of the Meeting of the Board of Directors; Material Notice)